Tracey Richburg Work History
2014 – Present
CEO, Savannah Sauce Company, Inc.

Runs day to day operations as well as oversees strategic partnerships and initiatives. Savannah Sauce Company sells great tasting, all-natural hot sauces, ketchups, BBQ sauce, marinades, and other assorted sauces. We allocate profits from sales to go towards helping Veterans and their families.